Exhibit 99.1

GlobalFoundries and Qualcomm Announce Extension of Long-term Agreement to Secure U.S. Supply through 2028

Multi-billion dollar revenue agreement increases global supply capacity reservation to cover multiple technologies

Washington DC August 8, 2022– Following the recent passage of the U.S. CHIPS and Science Act last week, GlobalFoundries (Nasdaq: GFS) (GF), a global leader in feature-rich semiconductor manufacturing and Qualcomm Technologies, Inc. today announced they are more than doubling their existing strategic global long-term semiconductor manufacturing agreement previously entered into by GF’s and Qualcomm’s respective subsidiaries. Today’s announcement secures wafer supply and commitments to support U.S.-based manufacturing through capacity expansion at GF’s most advanced semiconductor manufacturing facility, in Malta, New York.

The announcement was made in Washington D.C. at a CEO Summit co- hosted by GF, Ford Motor Company, and Applied Materials, which included NEC Director Brian Deese, Under Secretary of Defense for Acquisition & Sustainability Dr. William LaPlante, and Senior Director for Technology & National Security of NSC, Tarun Chhabra underscoring the importance of domestic manufacturing to national and economic security. The Summit included CEOs and senior leaders from across the semiconductor supply chain from tool and wafer manufacturers to key suppliers to end users of chips manufactured in the U.S.

GF has been manufacturing Qualcomm Technologies’ feature rich, high-performance chips for many years, reaching across its global footprint. In 2021, Qualcomm Global Trading Pte. Ltd (QGT), a subsidiary of Qualcomm Technologies, was one of GF’s first customers to secure their supply with a long-term agreement covering multiple geographies and technologies. That agreement secured 22FDX capacity at GF’s Dresden facility and will now include capacity at GF’s recently announced facility in Crolles, France, making QGT an anchor customer in GF’s leading European proprietary technology. QGT has also secured capacity in GF’s market leading 8SW radio-frequency silicon-on-insulator (RFSOI) technologies for Sub 6GHz 5G front-end module (FEM) which will be primarily manufactured in GF’s Singapore facilities, where site expansion plans are well underway with full ramp expected in early 2023.

Today’s announcement specifically extends QGT’s U.S. based collaboration with GF in FinFET for 5G transceivers, Wi-Fi and IoT connectivity. GF’s FinFET platforms provide a best-in-class combination of performance, power and area that are well-suited for high-end Mobile and IoT applications.

“This is terrific news for GlobalFoundries, Qualcomm Technologies and for upstate New York. Just days after we passed my historic, bipartisan CHIPS & Science bill, we can already see the semiconductor industry reinvesting in the United States. This deal to 2028 proves what we have always known – that the industry will grow here when we are competitive with Asia and Europe. With major new federal incentives for microchip manufacturing in the U.S., I look forward to many more announcements like this to come,” said Senate Majority Leader Chuck Schumer.

“With accelerating demand for 5G and IoT applications, a robust supply chain is critical for ensuring innovation in these areas remains uninterrupted,” said Dr. Roawen Chen, Senior Vice President and Chief Supply Chain and Operations Officer, Qualcomm Technologies, Inc. “Our continued collaboration with GF helps us to expand the next generation of wireless innovation as we move toward a world where everyone and everything can be intelligently connected.”

“GF’s global manufacturing footprint enables us to partner with our customers to meet their capacity needs, where they need it,” said Dr. Thomas Caulfield, president and CEO of GF. “Our collaboration with Qualcomm Technologies delivers differentiation and innovation in mobile and IoT spanning three continents, and this long-term agreement extension provides Qualcomm Technologies with additional U.S. based manufacturing for a more resilient supply chain.”

“Today’s announcement from our CEO Summit in Washington, D.C. secures Qualcomm Technologies as a key long-term customer through 2028 in our most advanced fab in upstate New York, which together with U.S. CHIPS and state funding, will fuel expanding GF’s US manufacturing footprint. We applaud the bipartisan efforts and leadership demonstrated by Senator Schumer and the incredible support of Commerce Secretary Raimondo to bring back chip manufacturing to America,” added Dr. Caulfield.

The global demand for semiconductors is growing at an unprecedented rate, and GF is responding to this growth through a series of strategic long-term agreements with existing and new customers and simultaneously expanding global capacity to meet customer demand in partnership with federal and local governments. Today’s announcement with Qualcomm Technologies is an important step consistent with this economic model.

About GF

GlobalFoundries (GF) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-Looking Statements

This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

About Qualcomm

Qualcomm is the world’s leading wireless technology innovator and the driving force behind the development, launch, and expansion of 5G. When we connected the phone to the internet, the mobile revolution was born. Today, our foundational technologies enable the mobile ecosystem and are found in every 3G, 4G and 5G smartphone. We bring the benefits of mobile to new industries, including automotive, the internet of things, and computing, and are leading the way to a world where everything and everyone can communicate and interact seamlessly.

Qualcomm Incorporated includes our licensing business, QTL, and the vast majority of our patent portfolio. Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, substantially all of our engineering, research and development functions, and substantially all of our products and services businesses, including our QCT semiconductor business.

Contact:

Erica McGill

GlobalFoundries

(518) 795-5240

erica.mcgill@gf.com

Investor Relations:

ir@gf.com

Qualcomm Contacts:

Pete Lancia, Corporate Communications

Phone: 1-858-845-5959

Email: corpcomm@qualcomm.com

Mauricio Lopez-Hodoyan, Investor Relations

Phone: 1-858- 1-858-658-4813

Email: ir@qualcomm.com